

December 23, 2011

Via Facsimile
Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

>   Re: **First China Pharmaceutical Group Inc.**
>   **Form 10-K/A for Fiscal Year Ended March 31, 2011**
>   **Filed September 19, 2011**
>   **File No. 000-54076**

Dear Mr. Wang:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Robert S. Littlepage for

                                        Larry Spirgel
                                        Assistant Director

cc: Mark C. Lee, Esq.
        Greenberg Traurig, LLP